Silver Star Capital Holdings, Inc.
2731 Silver Star Road
Suite 200
Orlando, Florida 32808-3935

Elaine Wolff
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:           Silver Star Capital Holdings, Inc.
Registration Statement on Form SB-2
Amendment No. 2, for filing November 6, 2007
File No. 33-146949

Dear Ms. Wolff

In response to the comment letter dated October 31, 2007, we are filing an amendment to the above-referenced Silver Star Capital Holdings, Inc. (the “Company”) registration statement to conform to the comments and suggestions therein.  We enclose a printed copy of the registration statement as filed on November 6, 2007.

The following are our responses to the comments, by number, as presented in the letter of October 31, 2007.

General

1.
The signature page to the registration statement must follow the financial pages, not precede them.  Additionally, all Part II information should also appear after the financial pages.  Please move the signature page and Part II information in your next filing.

We have moved the signature page and Part II information so that they appear after the financial pages.

Part II – Information Not Required in Prospectus

Item 27. Exhibits

2.
The legal opinion should be numbered as exhibit 5.1, not 99.11. Please renumber this exhibit.  Please refer to Regulation S-B, Item 601. Additionally, the legal opinion from Mr. Howard A. Speigel should be addressed to the registrant or its registrant’s board of directors, not the SEC.  Finally, the last paragraph of the opinion letter limits reliance on the letter, which is unacceptable.  Please have the opinion letter amended and refile it as exhibit 5.1.

The legal opinion from Mr. Howard A. Speigel has been amended so that it is addressed to the registrant’s board of directors, not the SEC. Additionally, the letter has been revised so that there is no limitation on reliance. Finally, the letter has been refiled as exhibit 5.1.

Elaine Wolff
U.S. Securities and Exchange Commission
November 6, 2007

Item 28. Undertakings

3.	We note the undertakings that you have provided. In addition, please provide the undertakings required by Regulation S-B, Item 512(a)(4) and Item 512(e).

We have revised this item, as follows:

“Item 28.	Undertakings

Undertakings Required by Regulation S-B, Item 512(a).

The undersigned registrant hereby undertakes:

(1)	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table; and

(iii)	Include any additional or changed material information on the plan of distribution.

(2)
For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)
For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to he purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

Elaine Wolff
U.S. Securities and Exchange Commission
November 6, 2007

(a)	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (Sec. 230. 424);

(b)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(c)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(d)	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Undertaking Required by Regulation S-B, Item 512(e).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any arrangement, provision or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Thank you for your assistance and suggestions.

Very truly yours,

/s/ Cliffe R. Bodden
Cliffe R. Bodden
President

Enclosures